Exhibit 99.1

 NEWS RELEASE

Yamana Gold Increases Cash Consideration; Reduces Minimum Tender Condition; and Extends Offer for Meridian Gold

Toronto, Ontario, September 20, 2007 – YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced that it has reduced the minimum tender condition relating to the offer to acquire all of the outstanding common shares of Meridian Gold Inc. to 50.1 percent and extended the offer deadline to 8:00 pm (Toronto time) on October 2, 2007. Previously, the offer was contingent on 66 2/3 percent of the common shares on a fully-diluted basis being deposited to the offer by 8:00 pm (Toronto time) on September 24, 2007.

Yamana has also increased the cash component of the offer by C$2.50 per share to a total of C$6.50 per share, which represents an approximate 63 percent increase in the cash portion of the consideration. The share component of the offer is unchanged. Meridian Gold shareholders will now be entitled to receive 2.235 Yamana common shares plus C$6.50 in cash for each Meridian common share tendered and taken up by Yamana. The cash portion of the consideration will be funded from currently available debt facilities.

Based on the closing prices of Yamana shares and Meridian shares on the Toronto Stock Exchange on June 27, 2007 (the date of Yamana’s original proposal to Meridian) Yamana’s offer now represents a spot premium of approximately 36 percent.  The premium is approximately 37 percent based on the then 20-day average closing prices of each company’s shares on the Toronto Stock Exchange. Based on Yamana’s closing price at the time of the original proposal, the cash component now accounts for about 18.3 percent of the offer.

In arriving at the decision to increase the cash component of its offer, Yamana’s management and Board of Directors considered, among other things, current market conditions, operational upside at Meridian’s assets, the advice of its financial advisors and updated fairness opinions from Genuity Capital Markets and Canaccord Capital Corporation indicating that the revised terms of the offer are fair, from a financial point of view, to Yamana.

“Where we see the most upside with Meridian’s assets is in the expansion of El Peñon, the maturing of Mercedes as a development project and the ultimate permitting and development of Esquel,” said Antenor Silva, Yamana’s president and chief operating officer. “We believe that the expansion at El Peñon can be successfully completed with the goal of expediting the increase in production from current levels. Although this will take time and effort, we have undertaken a similar expansion at one of our underground mines. At Mercedes, we expect to ultimately be able to develop a mine consistent in size and scope with Yamana’s C1 Santa Luz project in Brazil.  Based on our experience and track record in Argentina, we are confident that we have an excellent opportunity to develop Esquel and, in time, realize the value of the high grade gold deposit which presently has limited value.”

“Based on our assumptions and the value we see in Meridian’s assets, we are offering a full and fair premium to Meridian shareholders,” commented Peter Marrone, Yamana’s chairman and chief executive officer. “We urge any Meridian shareholders who have not yet tendered their shares to do so today.  We also encourage support from Meridian as we believe this combination results in a compelling company offering significant value for all shareholders. We have evaluated all of the sources of additional value including what has been offered publicly by Meridian in recent announcements.  Our revised offer follows discussions with our shareholders and Meridian shareholders and we believe the offer addresses the issues raised by Meridian. As we have said from the beginning, the transaction creates a substantive company that is greater than the sum of its parts.”

WHY THE NEW YAMANA IS A SUPERIOR INVESTMENT

1. Superior Return on Investment

      ·  Both Yamana and Yamana after this transaction is completed offer significantly higher earnings on a per dollar invested basis

2. Best Exposure to Cash Flow

   ·  Yamana offers amongst the highest level of cash flow in its peer group on a per dollar invested basis and New Yamana offers significantly more exposure to gold prices

   ·  Yamana’s share price has correlated more favorably to the price of gold

3. Enhanced Operational Depth and Track Record

   ·  Yamana built two significant mines last year alone: the São Francisco gold mine and the Chapada gold-copper mine (one of the three largest metal mines in Brazil)

   ·  Yamana has a track record of meeting long-term production targets

4. Superior Growth Profile – Production, Earnings and Cash Flow

    · New Yamana’s growth is primarily fueled by Yamana’s existing development project pipeline

   · Yamana’s growth is driven 100 percent by gold

5. Superior Risk-Reward Proposition

   · There is a significant benefit to combining an established producer with lesser growth with a current producer showing substantial growth

   · The New Yamana includes seven producing mines and a substantial gold-only development pipeline

   · Yamana’s project pipeline is backed by independent technical information and an experienced in-house development team

It is Yamana’s intention to ultimately acquire 100 percent of Meridian’s issued and outstanding shares.

Other than agreeing to the reduced minimum tender condition of 50.1 percent of outstanding Meridian common shares on a fully diluted basis, the terms of Yamana’s consensual agreement with Northern Orion remain unchanged and it is Yamana’s intention to close the Plan of Arrangement with Northern Orion as soon as practical after the successful tender for the Meridian shares under the new minimum tender condition.

Full details of the new Yamana offer are included in a Notice of Variation and Extension that will be filed on SEDAR (www.sedar.com) and on the SEC’s website (www.sec.gov) and will be made available on Yamana’s website (www.yamana.com). The Notice of Variation and Extension will also be mailed to Meridian shareholders.

Approximately 24.4 million Meridian common shares have been tendered to the offer as at September 19, 2007, representing about 24 percent of the outstanding common shares of Meridian. All Meridian shareholders, including shareholders who tendered to the offer prior to today’s announcement, will receive the increased consideration under the revised offer upon completion of the transaction.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Yamana’s management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

FOR INVESTOR QUESTIONS, CONTACT:
In Canada:	In the USA and International:
Kingsdale Shareholder Services	Innisfree M&A Incorporated
Toll-free: 1-866-897-7644	Toll-free: 1-888-750-5834
Banks and brokers call collect: (416) 867-2272	Bankers and brokers call collect: (212) 750-5831
Email: contactus@kingsdaleshareholder.com

MEDIA CONTACT:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

FOR FURTHER INFORMATION:
Peter Marrone	Jodi Peake
Chairman & Chief Executive Officer	Vice President, Investor Relations
(416) 815-0220	(416) 815-0220
Email: investor@yamana.com	Email: investor@yamana.com
www.yamana.com	www.yamana.com

IMPORTANT NOTICE: This press release does not constitute an offer to buy or an invitation to sell, any of the securities of Yamana, Northern Orion or Meridian. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and an offer to purchase and circular filed with Canadian securities regulatory authorities. Yamana has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-10 as well as a Schedule TO tender offer statement, both of which include the offer and take-over bid circular relating to the Meridian offer as amended by notices of variation and extension and is mailing the notice of variation and extension to Meridian shareholders. Investors and security holders are urged to read the Registration Statement, the offer and take-over bid circular, the notices of variation and extension and notice of extension and any other relevant documents filed with the SEC and Canadian securities regulators, regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular, notices of variation and extension, the notice of extension and other documents filed by Yamana with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular, notices of variation and extension, the notice of extension and other documents may also be obtained for free on Yamana’s website at www.yamana.com or by directing a request to Yamana’s investor relations department.

Persons who are resident in the United Kingdom should note the following points:

(i)
the formal offering and takeover-bid circular to be issued to Meridian shareholders (“Offer and Circular”) will not constitute a prospectus for the purposes of the Prospectus Rules (“Prospectus Rules”) published by the Financial Services Authority of the United Kingdom (the “FSA”). Accordingly, the Offer and Circular has not been, and will not be, approved by the FSA or by London Stock Exchange plc. No action has been or is intended to be taken by Yamana or by Genuity Capital Markets or Canaccord Capital Corporation, or any of their affiliated entities, that would permit a public offer of Yamana Common Shares to be made in the United Kingdom, which would require an approved prospectus to be made available to the public in the United Kingdom (in accordance with the United Kingdom Financial Services and Markets Act 2000 (“FSMA”) and the Prospectus Rules before such an offer was made.

(ii)
The Offer will be made to or directed at, and deposits of Meridian shares will be accepted from, only those shareholders in the United Kingdom who are (or who are acting on behalf of), and who are able to establish to the satisfaction of Yamana that they are (or are acting on behalf of): “qualified investors” within the meaning of section 86(7) of FSMA, and who are also persons falling within Article 19(5) or Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. UK shareholders receiving the Offer and Circular should consult with their legal advisors to determine whether they are eligible to receive and accept the Offer.

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws concerning the proposed transaction between Yamana, Northern Orion and Meridian.  Except for statements of historical fact relating to the companies, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include that Yamana will be successful in acquiring 100% of the issued and outstanding Meridian shares and all other conditions to completion of the transactions will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Yamana and there is no assurance they will prove to be correct.  Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for each of Yamana filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Annual Report on Form 40-F of Yamana filed with the United States Securities and Exchange Commission. Although Yamana has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Yamana undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Any forward-looking statements of facts related to Meridian are derived from Meridian’s publicly filed reports.